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                                                                    EXHIBIT 99.1

                                                            Corporate Disclosure
                                                           [English Translation]
                                                                    July 9, 2004

                      OPEN INTEREST BALANCE OF DERIVATIVES

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
[Changes]
1. Object of Trading                                 Currency Forward Transaction (USD)

2. Open Interest Balance Reported
    Prior to This Time (a+b)                         KRW 279,721,334,856
     a. Amount of Purchase                           KRW 279,721,334,856
     b. Amount of Sale                               None
     -  Ratio to Total Assets (%)                    8.27%

3. Amount of Change (a+b)                            KRW 272,000,000
    a. Amount of Purchase                            KRW 272,000,000
    b. Amount of Sale                                None

4. Ratio of Change
    a. Ratio to Total Assets                         0.01%
    b. Ratio to Open Interest Reported               0.10%
        Prior to This Time

5. Reasons for Change                                Entered into currency forward transaction.

6. Date of Change                                    July 8, 2004

7. Total Assets at the End of Preceding              KRW 3,381,922,386,883
    Business Year (2003)

8. Others                                            - The Company has renewed the forward exchange
                                                     transaction with DBS (initially due on July 8,
                                                     2004), which was entered into on April 8, 2004
                                                     for the amount of USD 20,000,000.

                                                     - The amount of change refers to the difference
                                                     between the settlement amount on July 8, 2004
                                                     (entered into on April 8, 2004 for the amount of
                                                     USD 20,000,000) and the amount of the new
                                                     transaction entered into on July 8, 2004 for the
                                                     amount of USD 20,000,000, which is due on
                                                     September 9, 2004.
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